Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED JUNE 14, 2012
TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 1 dated April 16, 2012, Supplement No. 2 dated May 14, 2012, Supplement No. 3 dated May 30, 2012 and Supplement No. 4 dated June 6, 2012.  The purpose of this Supplement No. 5 is to disclose:

•                  the status of our initial public offering; and

•                  the origination of a first mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 11, 2012, we raised total gross proceeds of $306.8 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of June 11, 2012, we received and accepted subscriptions in our offering for an aggregate of 28,123,246 shares, or $280.0 million, including 466,025 shares or $4.2 million sold to NorthStar Realty Finance Corp. pursuant to our distribution support agreement. As of June 11, 2012, 82,403,069 shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Origination of First Mortgage Loan

On June 14, 2012, or the closing date, we, through a subsidiary, directly originated a $73.0 million senior loan, or the senior loan, secured by an institutional quality regional retail mall and power center in Orange County, California, or collectively the property.  The proceeds of the senior loan were used to partially refinance the property and to fund reserves for tenant improvements, leasing commissions and tax and insurance expenses.  The senior loan was partially funded by drawing down $40.0 million on the $100 million credit facility with Wells Fargo Bank, N.A.

The property is 92% leased and anchored by many well-known regional and national tenants.  The top ten tenants, representing 64% of the property’s square footage, have a weighted average remaining lease term of seven years with multiple tenant extension options.

The owner, or the owner, has a long track record of owning commercial real estate properties and acquired the property in 2004 for $90.5 million, investing substantial additional equity to maintain a high quality tenant roster and improve the property.  The owner recently hired Vestar Properties, Inc., or Vestar to manage the property.  Vestar is an institutional-quality property management company that specializes in managing large retail properties and currently manages over 26 million square feet of retail properties.

The senior loan bears interest at a floating rate of 6.25% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 0.75%, resulting in a minimum interest rate of 7.0% per annum.  Given the financing under the credit facility, we expects to earn an approximately 14% leveraged return on our invested capital, inclusive of fees.  We earned an upfront fee equal to 1.0% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

The initial term of the senior loan is 36 months, with two one-year extension options available to the owner, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the amount being extended for each extension.  The senior loan may be prepaid in whole or in part during the first 34 months, provided the owner pays the remaining interest due on the amount prepaid through the first 34 months.  Thereafter, the senior loan may be prepaid in whole or in part without penalty.

The Property’s loan-to-value ratio, or LTV Ratio, is approximately 73%.  The LTV Ratio is the amount loaned by us to the owner over the current appraised value of the property as of April 20, 2012.